                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)



Name of Issuer:                GENCOR INDUSTRIES, INC.

Title of Class of Securities:  COMMON STOCK ($.10 PAR VALUE)

CUSIP Number:                  368-678-10

Notices To:                    EMANUEL J. ELLIOTT
                               5201 NORTH ORANGE BLOSSOM TRAIL
                               ORLANDO, FLORIDA  32810
                               (407) 290-6000

Date of Transaction:           DECEMBER 10, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP NO.  368-678-10                                     Page 2 of 4 Pages
-----------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON & S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

          EMANUEL J. ELLIOTT
-----------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                (b) [ ]
-----------------------------------------------------------------------------
    3  SEC USE ONLY


-----------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

                PF  /  BK
-----------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS
          2(d) or 2(E).


-----------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Citizen of the United States of America

-----------------------------------------------------------------------------
   NUMBER OF            7         SOLE VOTING POWER
    SHARES
                                     -0-
                -------------------------------------------------------------
  BENEFICIALLY          8         SHARED VOTING POWER
    OWNED BY
                                     748,324
                -------------------------------------------------------------
      EACH              9         SOLE DISPOSITIVE POWER
    REPORTING
                                     -0-
                -------------------------------------------------------------
    PERSON             10         SHARED DISPOSITIVE POWER
    WITH
                                     748,324
-----------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     748,324
-----------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*      [ ]


-----------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    THIRTY-SIX PERCENT (36%)

-----------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
         -------------------

This statement relates to the $.10 Par Value Common Stock ("Common Stock") of Gencor Industries, Inc. ("Gencor"), the principal executive offices of which are located at 5201 North Orange Blossom Trail, Orlando, Florida, 32810.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

This statement is being filed by the below named natural person:

  (a)  Mr. Emanuel J. Elliott

  (b) Mr. Elliott's business address is 5201 North Orange Blossom Trail, Orlando, Florida 32810.

  (c) Mr. Elliott's present principal occupation is President of Gencor Industries, Inc., a company engaged primarily in the manufacture of process machinery of a broad nature, as well as asphalt plants and components for the asphalt industry. Mr. Elliott also serves as Chairman of the Board of this company. The business address for such entity is 5201 North Orange Blossom Trail, Orlando, Florida 32810.

  (d) Mr. Elliott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years.

  (e) Mr. Elliott has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.

  (f) Mr. Elliott is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

The Common Stock of Gencor acquired by Mr. Elliott has been purchased for an aggregate cash consideration of $2,018,750.00 utilizing personal and borrowed funds from his local bank, the Colonial Bank of Orlando.


ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

Mr. Elliott has acquired the Common Stock of Gencor for investment purposes and may, depending upon market and other conditions, make purchases of additional shares of Gencor in the open market or in privately negotiated transactions or otherwise. Except as set forth above, Mr. Elliott does not currently have any plans or proposals which would relate to or result in any of the transactions set forth in paragraphs (a) through (j), inclusive, of Item 4 to the Special Instructions for Complying with Schedule 13D, although he may, in the future, engage in some or all of the transactions therein listed.

                               Page 3 of 4 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

  (a) Mr. Elliott beneficially owns 748,324 shares, or approximately 36% of Gencor's stock (based on 2,076,947 shares outstanding), through (i) his direct ownership of 194,000 shares of Gencor's Common Stock jointly owned with his wife, Callie A. Elliott, (ii) his direct ownership of 30,000 shares of Common Stock jointly owned with his son, John E. Elliott, (iii) his direct ownership of 30,000 shares of Common Stock jointly owned with his son, Marc G. Elliott, (iv) his direct ownership of 349,324 shares of Class B Stock, which shares are convertible into 349,324 shares of Common Stock and (v) his direct ownership of a presently exercisable option for 145,000 shares of Class B Stock (which in turn can be converted into 145,000 shares of Common Stock).

  (b) Mr. Elliott may be deemed to have sole dispositive and voting power with respect to the 145,000 shares of Gencor's Common Stock deemed to be beneficially owned by him through his ownership of a presently exercisable option to purchase 145,000 shares of Gencor's Common Stock. Mr. Elliott may be deemed to share dispositive and voting power with his wife as to the 194,000 shares of Gencor's Common Stock jointly owned by Mr. Elliott and his wife, Callie A. Elliott; 30,000 shares of Gencor's Common Stock, jointly owned by Mr. Elliott and his son, John E. Elliott; and 30,000 shares of Gencor's Common Stock, jointly owned by Mr. Elliott and his son, Marc G. Elliott.

  (c) Mr. Elliott has purchased Gencor Common Stock in the following transactions within sixty (60) days preceding this filing:

         DATE     SHARES   COST / SHARE      HOW EFFECTED
      ----------  -------  ------------  ---------------------
       12/10/96   190,000       $10.625  Purchase from Company

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, other than those listed in Item (b) of this section.

  (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER
         -----------------------------------

Mr. Elliott does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of Gencor, including but not limited to transfer or voting of any securities of Gencor; finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Date:   January 24, 1997         By:    /s/ Emanuel J. Elliottt
          ----------------                -------------------------
                                           President


                               Page 4 of 4 Pages